UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*

                     MORRISON HEALTH CARE, INC.
                         (Name of Issuer)

                           COMMON STOCK
                 (Title of Class of Securities)

                           61841L-10-8
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 61841L-10-8

  1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos.
      of Above Persons:                                ARTHUR R. OUTLAW
                                                       ###-##-####

  2)  Check the Appropriate Box if a Member of a Group:
             (a)  [ ]___________________________________
             (b)  [ ]___________________________________

  3)  SEC Use Only:

  4)  Citizenship or Place of Organization:            United States of America
  Number of           (5)  Sole Voting Power:          1,200,481
  Shares Beneficially (6)  Shared Voting Power:        * None
  Owned by            (7)  Sole Dispositive Power:     1,200,481
  Each Reporting      (8)  Shared Dispositive Power:   * None
  Person With

  9)   Aggregate Amount Beneficially Owned by Each Reporting Person:   1,200,481
 10)   Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions):                                 [X] See Item 4
 11)   Percent of Class Represented by Amount in Row 9:                    10.1%
 12)   Type of Reporting Person (See Instructions):                           IN


Item  1(a).  Name of Issuer:

             MORRISON HEALTH CARE, INC.

Item  1(b).  Address of Issuer's Principal Executive Offices:

             Street Address:                              Mailing Address:
             1955 Lake Park Drive                         1955 Lake Park Drive
             Suite 400                                    Suite 400
             Smyrna, GA 30080                             Smyrna, GA  30080

Item  2(a).  Name of Person Filing:

             Arthur R. Outlaw

Item  2(b).  Address of Principal Business Office or, if None, Residence:

             4721 Morrison Drive
             Mobile, AL 36609

Item  2(c).  Citizenship:

             United States of America

Item  2(d).  Title of Class of Securities:

             $0.01 Par Common

Item  2(e).  CUSIP Number:

             61841L-10-8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing is a:

             N/A

Item  4.     Ownership.

             (a) Amount beneficially owned:                            1,200,481
             (b) Percent of class:                                       10.1%
             (c) Number of shares as to which such person has:

                   (i) Sole power to vote or direct the vote:          1,200,481

                  (ii) Shared power to vote or to direct the vote:         *None

                 (iii) Sole power to dispose or to direct the
                       disposition  of:                                1,200,481

                  (iv) Shared power to dispose or to direct the
                       disposition of:                                     *None

             * Mr. Outlaw's wife individually owns 16,570 shares.
             Mr. Outlaw has no voting or investment power with regard to such shares and he disclaims any beneficial ownership to such shares.

Item  5.     Ownership of Five Percent or Less of a Class.

             N/A

Item  6.     Ownership of More than Five Percent on Behalf of Another Person.

             N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             N/A

Item  8.     Identification and Classification of the Members of the Group.

             N/A

Item  9.     Notice of Dissolution of Group.

             N/A

Item 10.     Certification.

             Not Necessary




                              SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.


                                            Date:  February 12, 1997

                                     Signature: /s/ Arthur R. Outlaw

                                   Name and Title:  ARTHUR R. OUTLAW